# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Translational Development Acquisition Corp., CIK 0001926599
CUSIP: G9008W105
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 52 E 83RD ST., NEW YORK, New York (NY), 10028
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535845

## Reporting persons
- Healthcare of Ontario Pension Plan Trust Fund: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 900,000; shared voting power 0; sole dispositive power 900,000; shared dispositive power 0; aggregate amount beneficially owned 900,000 (5.2% of the class)
  Comment: In reference to Rows 5, 7 and 9 above, amount consists of Class A ordinary shares, $0.0001 par value ("Class A Shares"), of Translational Development Acquisition Corp., a blank check company formed under the laws of the Cayman Islands (the "Issuer"), that are held in the form of units, each consisting of one Class A Share and one-half of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one Class A Share at a price of $11.50 per share, subject to adjustment.
  
  In reference to Row 11 above, percentage ownership is based on 17,250,000 Class A Shares issued and outstanding as of December 24, 2024, as reported on the Issuer's report on Form 8-K, filed with the Securities and Exchange Commission on December 31, 2024.

## Item 1. Issuer
Name of issuer: Translational Development Acquisition Corp.
Address of issuer's principal executive offices: 52 E. 83rd Street, New York, New York 10028

## Item 2. Person Filing
Name of person filing: Healthcare of Ontario Pension Plan Trust Fund ("HOOPP")
Address of principal business office or, if none, residence: 1 York Street, Suite 1900, Toronto, Ontario, Canada, M5J 0B6
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: A pension plan formed as a trust under the laws of Ontario, Canada and registered with the Financial Services Regulatory Authority of Ontario.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on page 2.
Percent of class: See Item 11 on page 2.
Sole power to vote or to direct the vote: See Item 5 on page 2.
Shared power to vote or to direct the vote: See Item 6 on page 2.
Sole power to dispose or to direct the disposition: See Item 7 on page 2.
Shared power to dispose or to direct the disposition: See Item 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the regulatory scheme applicable to a pension plan formed as a trust under the laws of Ontario, Canada and registered with the Financial Services Regulatory Authority of Ontario is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Securities and Exchange Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Healthcare of Ontario Pension Plan Trust Fund: /s/ Abas Kanu, VP, HOOPP Compliance Officer (02/14/2025)